FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS RESOURCES CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) WPS Resources Corporation, is a nonutility company and was incorporated on December 3, 1993 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. WPS Resources was organized for the purpose of becoming the parent holding company in a corporate restructuring. Effective September 1, 1994, WPS Resources, became the parent of Wisconsin Public Service Corporation through a share-for-share exchange of common stock. After the exchange, WPS Resources owned 100% of the common stock of Wisconsin Public Service, consisting of 23,896,962 shares, with $4 per share par value. The directors of WPS Resources are also directors of Wisconsin Public Service. One-half of the officers of WPS Resources are also officers of Wisconsin Public Service. The total consolidated assets of WPS Resources at December 31, 2001 were $2,870,024,000.

Subsidiaries of WPS Resources consist of the following:

i) Wisconsin Public Service Corporation is a utility company and was incorporated on July 28, 1883 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. The total assets of Wisconsin Public Service at December 31, 2001 were $1,716,358,000, or 60% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2001 was $80,570,000. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 401,000 electric retail customers and 290,000 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provided wholesale electric service to 15 communities. About 96% of operating revenues of Wisconsin Public Service in the year 2001 were derived from Wisconsin customers, and 4% from Michigan customers.

(1) WPS Leasing, Inc. is a nonutility company and was incorporated on September 1, 1994 under the laws of the state of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2001 were $12,152,000 or 0.71% of the assets of Wisconsin Public Service. The 2001 Wisconsin Public Service equity interest in net income of WPS Leasing was $(86,803). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

(2) Wisconsin Valley Improvement Company of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2001 were $833,000, or .05% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2001 was $21,000, or .03% of the total net income of Wisconsin Public Service. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

(3) Wisconsin River Power Company is a utility company of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River. The energy output is sold in equal parts to three companies that previously owned equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's share of total assets of Wisconsin River Power at December 31, 2001 was $8,635,000, or .51% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2001 was $1,377,000, or 1.71% of the total net income of Wisconsin Public Service. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(a) Lakes Development Corporation is a nonutility company incorporated on November 9, 1990 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. Wisconsin River Power owns 100% of the capital stock of Lakes Development Corporation. Lakes Development owns and operates recreational facilities on hydro lands.

(4) WPS Investments, LLC is a nonutility company incorporated on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned; 74% by Wisconsin Public Service, 25% by Upper Peninsula Power, and 1% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company. At December 31, 2001, WPS Investments owns approximately a 15% interest in American Transmission Company.

(a) American Transmission Company LLC is a utility company incorporated on June 12, 2000 under the laws of the state of Wisconsin. Its principal offices are located at N16W23217 Stone Ridge Drive, Waukesha, WI 53188. The principal business of American Transmission Company is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various related subsidiaries. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company.

(5) ATC Management Inc. is a utility company incorporated on June 12, 2000 under the laws of the state of Wisconsin. Its principal offices are located at N16W23217 Stone Ridge Drive, Waukesha, WI 53188. ATC Management is the corporate manager of American Transmission Company LLC.

ii) WPS Nuclear Corporation is a nonutility company incorporated on February 23, 1999 under the laws of the state of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns one-fifth of Nuclear Management Company, LLC.

(1) Nuclear Management Company, LLC is a utility company and was incorporated on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company will provide maintenance, operation, and decommissioning services to nuclear power plants of member companies.

iii) WPS Visions, Inc. is a nonutility company incorporated on July 11, 1996 under the laws of the state of Wisconsin. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of WPS Visions. The intended principal business of WPS Visions is to participate in energy and energy-related nonutility ventures.

iv) Badger Energy Services, LLC is a nonutility company incorporated on August 22, 2000 under the laws of the state of Wisconsin. Its principal offices are at PO Box 987, Oconto Falls, WI. WPS Resources owns 14.29% of Badger Energy Services. The principal business of Badger Energy Services is the sale of propane and energy related services in the state of Wisconsin.

v) WPS Resources Capital Corporation is a nonutility company, incorporated on January 12, 1999 under the laws of the state of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources, which owns 100% of its capital stock. WPS Resources Capital is an intermediate holding company owning 100% of the capital stock of WPS Power Development, Inc. and WPS Energy Services, Inc.

(1) WPS Energy Services, Inc. is a nonutility company incorporated on October 12, 1994 under the laws of the state of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, WI 54304. WPS Resources Capital owns 100% of the capital stock of WPS Energy Services. The principal business of WPS Energy Services is to provide electric and gas marketing services, real-time energy management services, project management, and energy consulting services to wholesale and retail participants in the nonregulated energy market. WPS Energy Services holds a power marketers license from the Federal Energy Regulatory Commission.

(a) WPS-ESI Gas Storage, LLC is a nonutility company incorporated on August 25, 1999 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns 75% of WPS-ESI Gas Storage. The principal business activity of WPS-ESI Gas Storage is to own and operate a gas storage facility in the state of Michigan.

(2) WPS Power Development, Inc. is a nonutility company incorporated on December 19, 1994 under the laws of the state of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, WI 54304. WPS Resources Capital owns 100% of the capital stock of WPS Power Development. The principal business of WPS Power Development is to develop and purchase electric generation and related projects and to provide project development, engineering and project management, and operations and maintenance services to the nonregulated power generation industry.

(a) PDI Stoneman, Inc. is a nonutility company incorporated on March 29, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of PDI Stoneman's capital stock. The principal business of PDI Stoneman is to own 66-2/3% of Mid-American Power LLC, an exempt wholesale generator which owns the E. J. Stoneman Generating Station.

(b) PDI Operations, Inc. is a nonutility company incorporated on May 30, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of PDI Operations. The principal business of PDI Operations is to provide operation, maintenance, and technical services for the E. J. Stoneman Generating Station and other operating assets of WPS Power Development and its subsidiaries.

(c) WPS Northern Nevada, LLC is a nonutility company incorporated on October 20, 2000 under the laws of the state of Nevada. Its principal offices are at the principal offices of WPS Power Development. WPS Power Development owns 100% of WPS Northern Nevada. The principal business of WPS Northern Nevada is to potentially purchase and operate the 545 megawatt Tracy/Pinon generation station. Currently WPS Northern Nevada is inactive. The Nevada legislature has placed a moratorium on the sale of power producing facilities, in the state, until 2003.

(d) Mid-American Power Ventures, LLC is a nonutility company incorporated on August 21, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 75% of Power Ventures. The intended principal business of Power Ventures is to develop power production facilities with other partners and eventually establish a fund to invest in power production facilities. Mid-American Power Ventures is currently inactive.

(e) Neulite Industries of Wisconsin, LLC is a nonutility company incorporated on April 8, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities. Neulite is currently inactive.

(f) Renewable Fibers International, LLC is a nonutility company incorporated on January 15, 1998 under the laws of the state of Wisconsin with its principal offices at 125 South Jefferson Street, Suite 201, Green Bay, Wisconsin 54301. WPS Power Development owns 33-1/3% of Renewable Fibers. The principal business of Renewable Fibers International is to develop and carry on business activities related to the continuous fiber liberation of wood chips.

(g) Wisconsin Woodgas LLC is a nonutility company incorporated on July 26, 1995 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of Wisconsin Woodgas. The principal business of Wisconsin Woodgas is to own and operate a gasification facility that converts biomass feedstock into biomass gas for sale to Wisconsin Energy Operations.

(h) Wisconsin Energy Operations LLC is a nonutility company incorporated on July 19, 1995 under the laws of the state of Wisconsin with its principal offices located in Bangor, Wisconsin. WPS Power Development owns 49% of Wisconsin Energy Operations. The principal business Wisconsin Energy Operations is to own and operate a steam generation facility that generates process steam for sale to Webster Industries Incorporated.

(i) ECO Coal Pelletization #12, LLC is a nonutility company incorporated on February 25, 1998 under the laws of the state of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of ECO Coal Pelletization #12. The principal business of ECO Coal Pelletization is to invest in Synfuel Solutions, LLC.

(i) Synfuel Solutions, LLC is a nonutility company formed on August 14, 2001 under the laws of the state of Delaware. Its principal operations are located in Kentucky. ECO Coal Pelletization #12 owns 33-1/3% of Synfuel Solutions. The principal business of Synfuel Solutions is to invest in Synfuel Solutions Operating LLC

1. Synfuel Solutions Operating LLC is a nonutility company formed on October 15, 2001 under the laws of the state of Delaware. Its principal operations are located in Kentucky. Synfuel Solutions owns 100% of Synfuel Solutions Operating. The principal business Synfuel Solutions Operating is to own and operate a facility that combines coal fines and a binder material to create synthetic fuel.

(j) Sunbury Holdings, LLC is a nonutility company incorporated on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Development owns 100% of Sunbury Holdings. Sunbury Holdings is the parent of Sunbury Generation LLC, WPS Westwood Generation LLC, and Penfield Collieries LLC. Sunbury Generation and Westwood Generation are both electric wholesale generators.

(i) Penfield Collieries, LLC is a nonutility company incorporated on April 30,1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. Sunbury Holdings, owns 100% of Penfield Collieries. Penfield Collieries owns coal processing facilities and coal silt reserves in Pennsylvania.

vi) Upper Peninsula Power Company is a utility company and was incorporated on February 26, 1947 under the laws of the state of Michigan with its principal offices at 600 Lakeshore Drive, Houghton, Michigan 49931. WPS Resources owns 100% of the capital stock of Upper Peninsula Power, consisting of 1,473,736 shares of no par value common stock. The total assets of Upper Peninsula Power at December 31, 2001 were $128,295,000, or 4% of the assets of WPS Resources. WPS Resources' equity in net income of Upper Peninsula Power for the year 2001 was $993,000. Upper Peninsula Power is engaged in the generation, purchase, transmission, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft. All operating revenue is derived from Michigan customers.

vii) Upper Peninsula Building Development Company is a nonutility company incorporated on January 18, 1989 under the laws of the state of Michigan. Its principal offices are located at the principal offices of Upper Peninsula Power. WPS Resources owns 100% of the capital stock of Building Development. Building Development owns a building a portion of which, is leased to Upper Peninsula Power for its corporate headquarters.

viii) Penvest, Inc. is a nonutility company incorporated on October 27, 1995 under the laws of the state of Michigan. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of Penvest. Penvest has nonutility investments in telecommunications and real estate.

(1) Superior Technologies, Inc. is a nonutility company incorporated under the laws of the state of Michigan on March 8, 1996. Its principal offices are at 620 South Lake Street, Marquette, MI, 49855. Penvest owns 33.33% of the capital stock of Superior Technologies. The principal business activity of Superior Technologies is research and development related to utility and telecommunication services.

(2) Super Com Limited Partnership of Northern Michigan is a nonutility company formed on April 1, 1996 under the laws of the state of Michigan. Its principal offices are at 620 South Lake Street, Marquette, MI, 49855. Penvest owns 22.5% of the ownership interest in Super Com. The principal business activity of Super Com is telecommunication services.

ix) WPSR Capital Trust I is a statutory business trust created on June 9, 1998 under the laws of the state of Delaware with its principal offices at the principal executive offices of WPS Resources. WPS Resources owns 100% of the common securities of the Trust. The Trust's purpose is to issue securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in subordinated debentures issued by WPS Resources. The sole asset of the Trust is $51,500,000 of WPS Resources subordinated debentures due in 2038.

x) Brown County C-LEC, LLC is a nonutility company incorporated on March 5, 1999 organized under the laws of the state of Wisconsin. Its principal offices are located in Green Bay, Wisconsin. WPS Resources acquired a 40% ownership interest in Brown County C-LEC on December 30, 1999. Brown County C-LEC is organized to provide local exchange service and telephone communication service in the Green Bay, Appleton and De Pere, areas in northeastern Wisconsin.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2001.

a) WPS Resources Corporation directly owns all the stock of Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions, Upper Peninsula Building Development, and Penvest. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, 14.29% interest in Badger Energy Services, LLC, 1% interest in WPS Investments, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

b) Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 886.4 megawatts; a 59.0% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Nuclear Management Company operates and Wisconsin Public Service owns jointly with Wisconsin Power and Light Company. The Kewaunee plant has a rated capacity of 530 megawatts (Wisconsin Public Service's share is 312.7 megawatts); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,085 megawatts (Wisconsin Public Service's share is 345.1 megawatts); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 338.1 megawatts (Wisconsin Public Service's share is 107.5 megawatts); combustion turbines of 45,700 kw and 19,700 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 42,600 kw and 42,500 kw and a 68% share in a combustion turbine of 76.2 megawatt (Wisconsin Public Service's share is 51.8 megawatts) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 55.7 megawatts; a 4,100 kw diesel plant at Eagle River, Wisconsin; a 3,900 kw diesel plant at Ashwaubenon, Wisconsin; and a 175.8 megawatt peaker plant through a purchased power agreement with DePere Energy Center, LLC in De Pere, Wisconsin.

As of January 1, 2001 all transmission assets of Wisconsin Public Service were transferred to American Transmission Company. As of December 31, 2001, distribution facilities owned by Wisconsin Public Service included 125 distribution substations, and approximately 20,701 route miles of distribution lines. Wisconsin Public Service is interconnected, as a control area, with Wisconsin River Power Company, has 17 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. Wisconsin Public Service also has 19 interconnections to serve 5 neighboring municipal and cooperative utilities. Wisconsin Public Service also has 6 distribution system interconnections to serve 5 neighboring municipal and cooperative utilities.

Gas facilities include approximately 6,505 miles of main, 82 gate and city regulator stations, and 568,763 lateral services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

c) Upper Peninsula Power Company has all of its properties located in Michigan. As of June 30, 2001 all transmission assets of Upper Peninsula Power were transferred to American Transmission Company. The distribution system is comprised of approximately 2,826 circuit miles.

Upper Peninsula Power owns a 17.7 megawatt gas fired generating station in Baraga County, a 23.5 megawatt oil-fired turbine in Houghton County and another 23.8 megawatt oil-fired turbine in Delta County. It owns 9 hydroelectric plants in Michigan with aggregate rated capacity of 37.9 megawatts. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

d) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin and portions of Illinois and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,639 miles of transmission lines, 98 wholly owned transmission substations, and 358 jointly owned transmission substations. American Transmission Company has 75 interconnections (60 in Wisconsin, and 15 in Michigan and Illinois).

(e) ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

(f) Nuclear Management Company, LLC operates six nuclear power plants; the 535 megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, 789 megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, 553 megawatt Monticello and 1,060 megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 500 megawatt Kewaunee plant jointly owned by Wisconsin Public Service and Alliant Energy and 1,022 megawatt Point Beach Nuclear Power Plants owned by Wisconsin Electric Power in Wisconsin.

(g) Wisconsin River Power Company owns and operates the 20 megawatt Petenwell and 15 megawatt Castle Rock hydroelectric plants. Both facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. All electric energy produced is sold at the plant sites, which are wholly within the state of Wisconsin, and no electric energy is delivered to or received by it outside of the state of Wisconsin. Wisconsin River Power sold 186,096,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2001.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit D hereto.)

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

a) Mid-American Power, LLC

i) Mid-American Power is an exempt wholesale generator formed on January 12, 1995 under the laws of the state of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business Mid-American Power is the ownership of the E. J. Stoneman Generating Station. Notice of the Federal Energy Regulatory Commission's finding that Mid-American Power is an exempt wholesale generator was received on July 3, 1996.

ii) PDI Stoneman owns 66-2/3% of Mid-American Power. The remaining 33-1/3% interest is not owned by any WPS Resources system company.

iii) WPS Resources, indirectly through WPS Resources Capital, WPS Power Development, and PDI Stoneman, has $2,154,000 of capital invested in Mid-American Power. WPS Resources guarantees lines of credit for Mid-American Power of $12,500,000. WPS Resources receives an annual fee of $329,185 from Mid-American Power for this guarantee. There is $56,601 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Mid-American Power for the year ended December 31, 2001 are as follows:

Capitalization:
Common Stock	$ 2,154,000
Retained Earnings	(6,939,242)
Long-Term Debt	20,238,718
Total	$15,453,476

Earnings (Loss)	$(445,528)

v) Service, sales, or construction contracts between Mid-American Power and any WPS Resources system company are as follows:

(1) Energy marketing contract with WPS Energy Services under which WPS Energy Services markets energy and capacity of the E. J. Stoneman plant for Mid-American Power. WPS Energy Service's revenues under this contract for the year ending December 31, 2001 were $264,184.

(2) Management Agreement with PDI Stoneman. Inc. under which PDI Stoneman provides management services for Mid-American Power. Revenues of WPS Power Development under this contract for the year ending December 31, 2001 were $43,000.

(3) Operations and Maintenance Agreement with PDI Operations, Inc. under which PDI Operations provides operations and maintenance services for Mid-American Power. PDI Operations' revenues under this contract for the year ending December 31, 2001 were $61,000.

b) WPS Canada Generation, Inc.

i) WPS Canada Generation, Inc. was incorporated on December 11, 1998 under the laws of the state of Wisconsin under the name PDI Canada, Inc. PDI Canada, Inc changed its name to WPS Canada Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Canada Generation is to own the Tinker Hydro Station and related transmission assets located in New Brunswick, Canada. WPS Canada Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS Canada Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $9,405,654 in WPS Canada Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $1,865,414 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Canada Generation, Inc. for the year ended December 31, 2001 is:

Capitalization:
Common Stock	$ 1,000
Paid in Capital	9,404,654
Retained Earnings	(4,604)
Long-Term Debt	15,377,057
Total	$24,778,107

Earnings (Loss)	$(500,394)

v) Service, sales, or construction contracts between WPS Canada Generation and any WPS Resources system company are as follows:

(a) Power purchase agreement, effective March 2001, with WPS Energy Services under which, WPS Energy Services markets energy and capacity of the Tinker hydro plant for WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2001 was $0.

(b) Power purchase agreement, effective May 2001, with WPS New England Generation under which WPS New England Generation purchased energy and capacity from the Tinker hydro plant from WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2001 was $1,565,148.

c) WPS New England Generation, Inc.

i) WPS New England Generation, Inc. was incorporated on December 11, 1998 under the laws of the state of Wisconsin under the name PDI New England, Inc. PDI New England, Inc changed its name to WPS New England Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS New England Generation is to own hydro and diesel generation facilities and related transmission assets, located in Northern Maine. WPS New England Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development, Inc owns 100% of WPS New England Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $7,212,278 in WPS New England Generation, Inc. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $126,000 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS New England Generation for the year ended December 31, 2001 is:

Capitalization:
Common Stock	$ 1,000
Paid in Capital	7,211,278
Retained Earnings	(335,532)
Long-Term Debt	6,247,943
Total	$13,124,689

Earnings (Loss)	$256,522

v) Service, sales, or construction contracts between WPS New England Generation and any WPS Resources system company are as follows:

(a) Power purchase agreement, effective March 1, 2001, with WPS Energy Services under which WPS Energy Services markets energy and capacity of the generation assets of WPS New England Generation. WPS New England Generation's revenue under this contract for the year ending December 31,2001 was $3,298,489.

(b) Water rights agreement, effective January of 2001, with WPS Canada Generation under which WPS New England Generation grants WPS Canada Generation the right to water in the production of energy. WPS New England Generation's revenue under this contract for the year ending December 31, 2001 was $360,000.

d) Sunbury Generation LLC

i) Sunbury Generation was incorporated on April 30, 1999 under the laws of the state of Delaware. Its principal offices are located at the principal offices of WPS Power Development. The company owns the 472-megawatt Sunbury Power Plant in Shamokin Dam, Pennsylvania. Sunbury Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on October 25, 1999.

ii) Sunbury Holdings owns 100% of Sunbury Generation.

iii) WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has invested $12,000,000 in Sunbury Generation. Sunbury Holdings has a long term loan of $52.4 million to Sunbury Generation. WPS Resources has provided debt guarantees of $25,000,000 to Sunbury Generation. There is also $7,820,325 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Sunbury Generation for the year ended December 31, 2001 is:

Capitalization:
Paid in Capital	$12,000,000
Retained Earnings	(36,862,403)
Advances from affiliates	52,390,376
Long-Term Debt	70,035,975
Total	$97,563,948

Earnings (Loss)	$(17,715,080)

v) Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement with WPS Energy Services under which WPS Energy Service's markets energy and capacity of the Sunbury plant for Sunbury Generation. WPS Energy Service's revenues under this contract for the year ending December 31, 2001 were $1,420,016.

(2) Fuel supply agreement and operation and maintenance contract with Penfield Collieries under which Sunbury Generation purchases fuel and pays the operation and maintenance expense of Penfield Collieries. Penfield Collieries' revenues under this contract for the year ending December 31, 2001 were $1,483,184.

(e) WPS Westwood Generation, LLC

i) WPS Westwood Generation, LLC is an exempt wholesale generator incorporated on September 18, 1998 under the laws of the state of Delaware under the name CinCap VI, LLC. CinCap VI, LLC changed its name to WPS Westwood Generation LLC in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Westwood Generation is to own and operate the Westwood Generation Station. Notice of the Federal Energy Regulatory Commission's finding that WPS Westwood Generation, formerly CinCap VI, is an exempt wholesale generator was received on May 7, 1999.

ii) Sunbury Holdings owns 100% of WPS Westwood Generation.

iii) WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has $21,000,000 of capital invested in WPS Westwood Generation. WPS Resources guarantees a $100,000 energy supply agreement for WPS Westwood Generation. Long term notes receivable of WPS Westwood Generation include a $21,000,000 intercompany receivable with WPS Resources and its affiliates. There is also $403,052 of intercompany accounts payable of WPS Westwood Generation to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Westwood Generation for the year ended December 31, 2001 is:

Capitalization:
Paid in Capital	$21,000,000
Retained Earnings	(2,568,801)
Long-Term Debt	27,000,000
Total	$45,431,199

Earnings (Loss)	$(1,680,051)

v) Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1) An Umbrella Service Agreement with Sunbury Generation under which Sunbury Generation purchases the energy and capacity of the WPS Westwood Generation plant. WPS Westwood Generation's revenues under this contract for the year ending December 31, 2001 were $3,377,323.

(f) Combined Locks Energy Center, LLC

i) Combined Locks Energy Center, LLC is an exempt wholesale generator incorporated on September 15, 2000 under the laws of the state of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business of Combined Locks Energy Center is to own and operate a 50 megawatt cogeneration facility in combined Locks, Wisconsin. Combined Locks Energy Center obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on September 4, 2001.

ii) WPS Power Development owns 100% of Combined Locks Energy Center.

iii) WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $25,760,000 of capital invested in Combined Locks Energy Center. Long-term debt of Combined Locks Energy Center, also includes a $7,803,914 intercompany loan with WPS Resources and its affiliates. There is also $72,243 of intercompany accounts payable of Combined Locks Energy Center to WPS Resources affiliates.

iv) Capitalization and earnings of Combined Locks Energy Center, LLC for the year ended December 31, 2001 is:

Capitalization:
Paid in Capital	$25,760,170
Retained Earnings	222,030
Long-Term Debt	0
Total	$25,982,200

Earnings (Loss)	$222,030

v) Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

NONE

LIST OF EXHIBITS

Exhibit A-1	Balance Sheet at December 31, 2001, of WPS Resources Corporation and subsidiaries.

Exhibit A-2	Income Statement and Statement of Retained Earnings of WPS Resources Corporation and subsidiaries for the year ending December 31, 2001.

Exhibit A-3	Balance Sheet at December 31, 2001, and Statements of Income of WPS Resources Capital Corporation for the year ended December 31, 2001.

Exhibit A-4

Balance Sheet at December 31, 2001, and Statements of Income and Retained Earnings of Wisconsin River Power Company for the year ended December 31, 2001. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit A-5	Balance Sheet at December 31, 2001, and Statements of Income of Nuclear Management Corporation LLC for the year ended December 31, 2001.

Exhibit A-6	Balance Sheet at December 31, 2001, and Statements of Income of American Transmission Company LLC for the year ended December 31, 2001.

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit D	Statement showing sales for the calendar year 2001 of electric energy and gas by Wisconsin Public Service Corporation, Upper Peninsula Power Company, and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2002.

WPS RESOURCES CORPORATION

/S/ J. P. O'Leary
J. P. O'Leary
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ B. J. Wolf
B. J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

B. J. Wolf, Secretary
WPS Resources Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001